Exhibit 12

June [19], 2015

Touchstone Ohio Tax-Free Money Market Fund

Touchstone Tax-Free Trust

303 Broadway, Suite 1100

Cincinnati, Ohio 45202-4203

Federated Ohio Municipal Cash Trust

Money Market Obligations Trust

4000 Ericsson Drive

Warrendale, PA 15086-7561

Re:	Reorganization to Combine Series of Massachusetts Business Trusts

Ladies and Gentlemen:

Money Market Obligations Trust, a Massachusetts business trust (“Federated Trust”), on behalf of its series, Federated Ohio Municipal Cash Trust (the “Federated Fund”), and Touchstone Tax-Free Trust, a Massachusetts business trust (“Touchstone Trust”), on behalf of its series Touchstone Ohio Tax-Free Money Market Fund (the “Touchstone Fund”), have requested our opinion as to certain federal income tax consequences of transactions (the “Reorganization”) in which the Federated Fund will acquire all or substantially all of the assets of the Touchstone Fund in exchange solely for shares of beneficial interest in the Federated Fund (“Federated Fund Shares”) pursuant to an Agreement and Plan of Reorganization (“Agreement”) entered into among Federated Trust, on behalf of the Federated Fund, Touchstone Trust, on behalf of the Touchstone Fund, Touchstone Advisors, Inc. and Federated Investors, Inc.,[1] on March [24], 2015. Specifically, the Funds have requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).[2]

In rendering this opinion, we have examined (1) the Agreement, (2) the Proxy Statement/Prospectus dated April [27], 2015, regarding the Reorganization (“Proxy Statement”) that was furnished in connection with the solicitation, by the members of the Touchstone Fund Trust’s Board of Trustees ( “Board”), of proxies for use at a special meeting of the Touchstone Fund’s shareholders that was held on May [29], 2015, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the written statements and representations of officers and other representatives of the Federated Fund and the Touchstone Fund (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and representations set forth in the Documents and Representations, and conditioned on (i) those Representations’ being true on the closing date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1. The transfer of all or substantially all of the Touchstone Fund’s assets to the Federated Fund solely in exchange for Federated Fund Shares (followed by the distribution of Federated Fund Shares to the Touchstone Fund shareholders in termination and liquidation of the Touchstone Fund) will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Federated Fund and the Touchstone Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2. No gain or loss will be recognized by the Federated Fund upon the receipt of the assets of the Touchstone Fund solely in exchange for Federated Fund Shares.

3. No gain or loss will be recognized by the Touchstone Fund upon the transfer of the Touchstone Fund’s assets to the Federated Fund solely in exchange for Federated Fund Shares or upon the distribution (whether actual or constructive) of Federated Fund Shares to Touchstone Fund shareholders in exchange for their Touchstone Fund shares.

4. No gain or loss will be recognized by any Touchstone Fund shareholder upon the exchange of its Touchstone Fund shares for Federated Fund Shares.

5. The aggregate tax basis of the Federated Fund Shares received by each Touchstone Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Touchstone Fund shares held by such Touchstone Fund shareholder immediately prior to the Reorganization. The holding period of the Federated Fund Shares received by each Touchstone Fund shareholder will include the holding period during which the Touchstone Fund shares exchanged therefor were held by such shareholder, provided the Touchstone Fund shares were held as capital assets at the time of the Reorganization.

6. The tax basis of the Touchstone Fund's assets acquired by the Federated Fund will be the same as the tax basis of such assets to the Touchstone Fund immediately prior to the Reorganization. The holding period of the assets of the Touchstone Fund in the hands of the Federated Fund will include the period during which those assets were held by the Touchstone Fund.

No opinion is expressed as to the effect of the Reorganization on the Federated Fund, the Touchstone Fund or any Touchstone Fund shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent. Finally, our opinion is solely for the information of the addressees and their shareholders, and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,

[1] Each of the Touchstone Fund and Federated Fund is sometimes referred to herein as a “Fund.”

[2] All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).